SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34577; File No. 812-15280

AFC BDC Inc., et al;

May 3, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment

Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint

transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under

the Act.

Summary of Application: Applicants request an order to permit certain business development

companies ("BDCs") and closed-end management investment companies to co-invest in

portfolio companies with each other and with certain affiliated investment entities.

Applicants: AFC BDC Inc., AFC Advisor LLC, AFC Management, LLC, AFC Investments,

LLC, and AFC Gamma, Inc.

Filing Dates: The application was filed on November 8, 2021, and amended on November 17,

2021 and April 29, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing on any application by

e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a

copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or

personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing

requests should be received by the Commission by 5:30 p.m. on May 31, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Bernard Berman, Bernie@Advancedflowercapital.com.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended and restated application, dated April 29, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

 For the Commission, by the Division of Investment Management, under delegated authority.

        J. Matthew DeLesDernier
        Assistant Secretary